FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327, – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Item
1.	Minutes of Board of Directors of Cosan Limited for meeting held on February 16, 2016

MINUTES of the meeting of the board of directors of Cosan Limited (the “Company”) held at the Company’s offices at Av. Pres. Juscelino Kubitschek, 1327, 4th floor, Sao Paulo, on February 16, 2016, at 9 a.m. (the “Meeting”).

PRESENT:	Jose Alexandre Scheinkman, Class I Director

Marcos Marinho Lutz, Class II Director

Marcelo de Souza Scarcela Portela, Class II Director

Burkhard Otto Cordes, Class II Director

Roberto de Rezende Barbosa, Class II

Director Dan Ioschpe, Class II Director

Rubens Ometto Silveira Mello, Class III Director Pedro Isamu Mizutani, Class III Director Marcelo Eduardo Martins, Class III Director Helio França, Class III Director

1.	CHAIRMAN

Rubens Ometto Silveira Mello was elected chairman of the Meeting (the “Chairman”) and Marcelo Eduardo Martins acted as secretary (the “Secretary”).

2.	NOTICE & QUORUM

It was reported by the Chairman that the call notice convening the Meeting was delivered to the Directors in accordance with the Bye-Laws, and consequently it was taken as read. It was also stated that there was a minimum quorum required to open the Meeting.

3.	PREVIOUS MINUTES & MATTERS ARISING

The minutes of the last meeting of the board of directors held on November 10, 2015 were taken as read and confirmed.

4.	RESULTS AND FINANCIAL STATEMENTS

The results and financial statements for the fiscal year 2015 of the Company, which was closed as of December 31st, 2015, were presented to the Meeting by the Company’s CFO Mr. Marcelo Eduardo Martins.

It was RESOLVED that the financial statements for the fiscal year 2015 be and are hereby approved.

5.	CLOSE

There being no further business, the proceedings then concluded.

/s/ Rubens Ometto Silveira Mello
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2016

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer